UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. __)*

                              Triad Hospitals, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   89579K 10 9
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 10, 1999
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89579K 10 9                13G                       Page 2 of 5 Pages
          -----------

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1.    Name of Reporting Person          Triad Hospitals, Inc. Employee Stock
      S.S. or I.R.S. Identifica-        Ownership Trust
      tion No. of Above Person
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2.    Check the Appropriate Box         (a)
      if a Member of a Group            (b)
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3.    S.E.C. Use Only
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4.    Citizenship or Place of           Not applicable
      Organization
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Number of Shares  (5) Sole Voting Power
Beneficially                                  3,000,000
Owned by Each     --------------------------------------------------------------
Reporting Person  (6) Shared Voting
With                  Power                   0
                  --------------------------------------------------------------
                  (7) Sole Dispositive Power
                                              3,000,000
                  --------------------------------------------------------------
                  (8) Shared Dispositive
                      Power                   0
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9.    Aggregate Amount Beneficially
      Owned by Each Reporting Person          3,000,000
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10.   Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares
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11.   Percent of Class Represented
      by Amount in Row 9                      8.8%
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12.   Type of Reporting Person                EP
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
ITEM 1

         (a)      Name of Issuer

                           Triad Hospitals, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                           13455 Noel Road, 20th Floor
                           Dallas, Texas 75240

ITEM 2

         (a)      Name of Persons Filing

                           Triad Hospitals, Inc. Employee Stock Ownership Trust

         (b)      Address of Principal Business Office or, if none, residence

                           c/o U.S. Trust Company, National Association
                           1300 Eye Street, N.W.
                           Suite 280 East
                           Washington, D.C. 20005-3314

         (c)      Citizenship

                           Not applicable

         (d)      Title of Class of Securities

                           Common Stock

         (e)      CUSIP Number

                           89579K 10 9

ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)  [ ] Broker dealer registered under section 15 of the Act
                           (15 U.S.C. 78o).

                  (b)  [ ] Bank as defined in section 3 (a) (6) of the Act (15
                           U.S.C. 78c).

                  (c)  [ ] Insurance company as fined in section 3(a) (19) of the Act (15 U.S.C. 78c).

                  (d)  [ ] Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e)  [ ] An investment adviser in accordance with 240.13d-1(b)
                           (1) (ii) (E);

                  (f)  [X] An employee benefit plan or endowment fund in
                           accordance with 240.13d-1(b) (1) (ii) (F);

                  (g)  [ ] A parent holding company or control person in
                           accordance with 240.13d-1(b) (1) (ii) (G);

                  (h)  [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i)  [ ] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j)  [ ] Group, in accordance with 240.13d-l(b) (1) (ii) (J).

ITEM 4            Ownership

                  (a)      Amount Beneficially Owned:

                           3,000,000 shares

                  (b)      Percent of Class:

                           8.8%

                  (c)      Number of shares as to which such person has:

                           (i)   Sole power to vote or to direct the vote:

                                 3,000,000

                           (ii)  Shared power to vote or to direct the vote:

                                 0

                           (iii) Sole power to dispose or to direct the
                                 disposition of:

                                 3,000,000

                           (iv) Shared power to dispose or to direct the disposition of:

                                 0

ITEM 5            Ownership of Five Percent or Less of a Class

                  Not applicable.

ITEM 6            Ownership of More than Five Percent on Behalf of Another
                  Person

                  Not applicable.

ITEM 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

ITEM 8            Identification and Classification of Members of the Group

                  Not applicable.

ITEM 9            Notice of Dissolution of Group

                  Not applicable.

ITEM 10           Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 1, 1999

                    Triad Hospitals, Inc. Employee Stock Ownership Trust

                    By: U.S. Trust Company, National Association, not in its individual or corporate capacity, but solely as Trustee of the Triad Hospitals, Inc. Employee Stock Ownership Trust

                            By: /s/ Michael E. Shea
                                -------------------
                                Name:  Michael E. Shea
                                Title: Vice President